United States securities and exchange commission logo





                             June 30, 2020

       Brent Kelton
       Chief Executive Officer
       AMERI Holdings, Inc.
       4080 McGinnis Ferry Rd, Suite 1306
       Alpharetta, Georgia 30005

                                                        Re: AMERI Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 25,
2020
                                                            File No. 001-38286

       Dear Mr. Kelton:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.



       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 29

   1. Please revise the disclosures related to your company's revenue recognition policies on pages 29 and 35 and
elsewhere in the filing to fully comply with the provisions of ASC
                                                        606 in future filings.
       Financial Statements
       Notes to Consolidated Financial Statements, page F-7

   2. Please provide the disclosures required by ASC 205-40-50-1 though 14 or explain why you determined no
disclosures are required. This comment also applies to your report on
                                                        Form 10-Q for the
period ended March 31, 2020.
 Brent Kelton
AMERI Holdings, Inc.
June 30, 2020
Page 2
Note 2. Summary of Significant Accounting Policies
Basis of Preparation, page F-7

3. It appears that the disclosures indicating certain information and note disclosures have been omitted and adjustments have been reflected are inappropriate for annual financial statements and should be revised. Please clarify and ensure that your annual financial statements include all required disclosures.

New Standards to Be Implemented, page F-9

4. Please correct the required adoption date for ASC 842 based on the provisions of ASU
         2019-10 in future filings. Similarly, for each of the new standards described herein, please correct the required adoption date that is appropriate for your entity.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
with any questions.



FirstName LastNameBrent Kelton                                Sincerely,
Comapany NameAMERI Holdings, Inc.
                                                              Division of
Corporation Finance
June 30, 2020 Page 2                                          Office of
Manufacturing
FirstName LastName